SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 04/18

Amendment and Restatement of the Financial Statements for 2016 presented for comparative purposes

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to the provisions of CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general, complementing its Notices to the Market No. 26/17 and 29/17, released by the Company on November 14 and 24, 2017, respectively, that it filed today with the CVM the Management’s Report (“MR”) and the Financial Statements for the fiscal year ended December 31, 2017 (“2017 FS”), with an amendment and restatement of the financial statements for the fiscal year ended December 31, 2016 (“2016 FS”).

As already disclosed in Note No. 3.2 to the our Interim Financial Information as of September 30, 2017 (“FI 3Q17”), during the preparation of our FI 3Q17, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which holds shares of other investment funds that in turn invest in a private company, whose main asset is a real estate development.

In light of such finding and in compliance with the best governance practices, the Company's Management relied on independent experts that, together with the Management, conducted an internal investigation into the accounting classification and value of such investment, other impacts and the circumstances of the investment. The valuation has already been concluded, but the investigations are still going on.

After the valuation was concluded and during the investigations, we found that (i) the investment occurred strictly in the UEG Araucária, (ii) this investment violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government, (iii) the need to establish a provision for the devaluation of such investment in 2016, due to (a) its specific characteristics, such as (b) that if the correct nature of that investment had been identified during that year, additional analyzes would have been carried out, which would make it possible to conclude that there were signs of a devaluation. As recognized in the 2016 FS previously disclosed, as of December 31, 2016, this investment amounted to R$165.7 million and was recognized under “Bonds and Securities”, as a current asset. This accounting classification was based on the information delivered at that time by the management of UEG Araucária to the Company’s Management, pursuant to which that investment was made in a wholly-owned fund, that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale.

Notice to the Market - IR 04/18

Based on our conclusions about the investments’ accounting classification and value and based on the information available until the preparation of the 2017 FS, we recognized a provision for the impairment of such investment amounting to R$ 136.9 million as of December 31, 2016. This provision was recorded under “Bonds and Securities” with a corresponding increase in “Financial expenses”. The remaining amount of such investment in 2016, which corresponded to R$28.8 million, was reclassified as a non-current asset in light of the expected term for realizing it.

In light of the above, the opinion of our independent auditors on our individual and consolidated financial statements for the fiscal year ended December 31, 2017 was issued with a qualification with respect to the information related to the fiscal year 2016 and presented for comparative purposes, which was amended and restated to reflect the adjustments discussed above. This qualification was inserted in the auditors’ opinion due to the fact that our internal investigation has not been concluded and the auditors are not able to issue a conclusive and sufficient opinion about whether the impairment provision should be recognized in the financial statements for the fiscal year ended December 31, 2016 (included in the financial statements for the fiscal year ended December 31, 2017 for comparison purposes) or whether this provision should be recognized in earlier fiscal years.

In addition to the above, Copel Distribuição recognized adjustments to the impact of tax litigation in earlier fiscal years. As a result of such adjustments, we recognized an increase of R$ 32.0 million in “Financial expenses” as of December 31, 2016 and a corresponding increase in the provision for litigation under our non-current liabilities, as well as an increase under “Deferred income tax and social contribution” in our Income Statement, amounting to R$ 10.9 million, and the corresponding increase in “Deferred Taxes” in our non-current assets.

As a result of the above mentioned adjustments discussed above, the financial statements for the fiscal year ended December 31, 2016, required for comparison purposes, were amended and restated in the financial statements for the fiscal year of 2017. Please refer to our Standard Financial Statements (Demonstrações Financeiras Padronizadas – DFP) for detailed information (Note No. 4.1).

The following charts reflect the impact of the above mentioned adjustments discussed above in our Balance Sheet and our Income Statement for 2016.

Notice to the Market - IR 04/18

						R$ million
12.31.2016			Parent Company			Consolidated
	Submitted	Restatement	Resubmitted	Submitted	Restatement	Restatement
BALANCE SHEET
Assets	17,320,563	(130,651)	17,189,912	30,434,209	(126,039)	30,308,170
Current assets	698,488	-	698,488	4,402,990	(165,749)	4,237,241
Bonds and securities (Adjustment Araucária TPP)	149	-	149	302,398	(165,749)	136,649
Noncurrent assets	16,622,075	(130,651)	16,491,424	26,031,219	39,710	26,070,929
Bonds and securities (Adjustment Araucária TPP)	-	-	-	195,096	28,832	223,928
Income tax and social contribution (Ajuste Copel Dis)	47,462	-	47,462	803,477	10,878	814,355
Investments (Adjustment Araucária TPP)	14,111,959	(130,651)	13,981,308	2,334,950	-	2,334,950
Liabilities	17,320,563	(130,651)	17,189,912	30,434,209	(126,039)	30,308,170
Noncurrent liabilities	1,386,559	-	1,386,559	9,622,727	31,995	9,654,722
Provisions for legal claims (Adjustment Copel Distribuição)	152,944	-	152,944	1,241,343	31,995	1,273,338
Equity	14,864,165	(130,651)	14,733,514	15,155,446	(158,034)	14,997,412
Attributable to controlling shareholder's	14,864,165	(130,651)	14,733,514	14,864,165	(130,651)	14,733,514
Profit retention reserve	5,162,983	(130,651)	5,032,332	5,162,983	(130,651)	5,032,332
Attributable to non-controlling interest	-	-	-	291,281	(27,383)	263,898

						R$ million
12.31.2016			Parent Company			Consolidated
	Submitted	Restatement	Resubmitted	Submitted	Restatement	Resubmitted
Statements of Income
Net operating revenue	1,026,621	(130,651)	895,970	(823,536)	-	(823,536)
Equity accounting results (Adjustment Araucária TPP)	902,731	(130,651)	772,080	221,695	-	221,695
Income before financial result and taxes	1,026,621	(130,651)	895,970	2,044,102	-	2,044,102
Financial Results	(13,057)	-	(13,057)	(565,744)	(168,912)	(734,656)
Interest expenses (Adjustment Araucária TPP and Copel Dis)	(334,113)	-	(334,113)	(1,462,297)	(168,912)	(1,631,209)
Operating profit	1,013,564	(130,651)	882,913	1,478,358	(168,912)	1,309,446
Income tax and social contribution payable	(54,914)	-	(54,914)	(530,568)	10,878	(519,690)
Deferred income tax and social contribution	(50,032)	-	(50,032)	58,754	10,878	69,632
Net income	958,650	(130,651)	827,999	947,790	(158,034)	789,756
Attributed to controlling shareholders	-	-	-	958,650	(130,651)	827,999
Attributed to non-controlling interest	-	-	-	(10,860)	(27,383)	(38,243)

The Company informs that the annual report on Form 20-F to the U.S. Securities and Exchange Commission - SEC, for the year ended December 31, 2017 is in the process of being prepared and will include the restatement of the financial statements for 2016. As a result, the financial statements as of and for the year ended December 31, 2016 and the related report of the Company’s independent registered accounting firm included in the Company’s annual report on Form 20-F for the year ended December 31, 2016 should no longer be relied on.

Curitiba, April 12, 2018.

Adriano Rudek de Moura

CFO and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 12, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.